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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)



                             VendingData Corporation
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 13, 2001
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92261Q 10 3             SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard S. Jaslow

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                               (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF, OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

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 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 1,024,635 shares
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    50,000 shares
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,024,635 shares
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    50,000 shares
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,074,635 shares

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         3.01%

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   14    TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 5 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated September 22, 1999, the Amendment No. 1 dated December 29, 1999, the Amendment No. 2 dated July 20, 2000, the Amendment No. 3 dated August 18, 2000 and the Amendment No. 4 dated November 10, 2000 (together, the "Schedule 13D") with respect to the beneficial ownership by Dr. Richard S. Jaslow, an individual, of the common stock, $.001 par value, of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         On June 14, 2001, the board of directors of the Company declared a distribution of rights to purchase shares of its common stock to all stockholders of record as of June 15, 2001. The Company issued one right per share of common stock where each right permitted the holder to purchase two shares of common stock at $0.35 per share. The total number of shares offering pursuant to the rights offering was 26,869,770 shares. The rights offering expired on August 13, 2001 for all stockholders who do not reside in California and will expire on September 24, 2001 for all stockholders who reside in California.

         In accordance with the terms of the rights offering, the rights may be exercised for cash or in exchange for the then current outstanding balance on certain short-term notes held by the Company's stockholders. Upon the closing of the rights offering, Dr. Jaslow purchased 669,552 shares of the Company's common stock in exchange for $84,343.20 in cash and the cancellation of $150,000 of short-term notes issued in favor of Dr. Jaslow. Although the short-term notes were originally convertible into 57,691 shares of the Company's common stock, the short-term notes were cancelled as part of the rights offering.

         Dr. Jaslow has purchased these shares for investment purposes and, in part, from personal funds. Dr. Jaslow does not have any present plans or proposals with respect to the Company's common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                         PRESENTLY OWNED           PERCENTAGE
                                       -----------------------------------------
         Sole Voting Power                   1,024,635                2.88%
         Shared Voting Power                    50,000                0.14%
         Sole Dispositive Power              1,024,635                2.88%
         Shared Dispositive Power               50,000                0.14%
                                       -----------------------------------------
         Total Beneficial Ownership          1,074,635                3.02%


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         The sole voting and dispositive power of Dr. Jaslow consists of 896,635 shares of the Company's common stock issued directly to Dr. Jaslow, 100,000 shares issued to the Richard S. Jaslow IRA, 25,000 shares issuable to Dr. Jaslow upon exercise of certain warrants and 3,000 shares issuable to Dr. Jaslow upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan. The shared voting and dispositive power of Dr. Jaslow represents 50,000 shares of the Company's common stock issued to Dr. Jaslow's spouse.

         The percentages reflect the percentage share ownership with respect to 35,530,950 shares, the shares of the Company's common stock outstanding as of September 7, 2001.

         e. Dr. Jaslow ceased to be the beneficial owner of more than five percent of the Company on August 14, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      RICHARD S. JASLOW,
                                             an individual


Dated:  September 10, 2001            By:  /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Richard S. Jaslow, an individual


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